Room 4561

July 11, 2006

Mr. Al Kraus
President and Chief Executive Officer
Gilder Enterprises, Inc.
7 Deer Park Drive, Suite K
Monmouth Junction, NJ 08852

>   **Re: Gilder Enterprises, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed July 6, 2006**
>   **File No. 000-51038**

Dear Mr. Kraus:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant, page 49

1.   Please revise the Form to state the specific date the former accountant was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B. Similarly, state the specific date the new accountant was engaged as required by Item 304(a)(2) of Regulation S-B. Note that it is not sufficient to state that the dismissal or engagement took place following the closing of the merger since that date is not defined in the 8-K.

2.   The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation,

Al Kraus
Gilder Enterprises, Inc.
July 11, 2006
Page 2

<u>declination or dismissal</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise to include whether there were any disagreements for the subsequent interim period through the date of dismissal.

3.   Please file an Exhibit 16 letter from your former accountant, indicating whether or not they agree with your disclosures in Item 4.01 of the Form 8-K.

<u>General</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant